

Mail Stop 4561

October 13, 2017

Sameer Dholakia
Chief Executive Officer
SendGrid, Inc.
1801 California Street, Suite 500
Denver, CO 80202

Re: **SendGrid, Inc.**
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 27, 2017
CIK No. 0001477425

Dear Mr. Dholakia:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2017 letter.

Market and Industry Data, page 48

1.   In response to prior comment 2, you state in your letter that the company commissioned a report from Egg Strategy, a consumer research and brand strategy consulting firm. Please disclose this in the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance

Increasing International Revenue, page 63

2.   We note your response to prior comment 13 that you do not currently have material operations, or any specific plans to commence material operations, in any additional countries other than London. Given that 36% of your total revenue was from outside the United States in 2016 and that customers outside the United States are increasingly using your services, please discuss in this section any challenges and/or material uncertainties related to providing services outside the United States without material operations.

Key Business Metrics, page 63

3.   We note from your revised disclosures in response to prior comment 6 that one of the components of your subscription net dollar retention rate is your subscription gross dollar churn rate. Please revise your disclosures to explain in greater detail how your subscription net dollar retention rate is impacted by your subscription gross dollar churn rate.

4.   In response to prior comment 7, you state that you believe a relatively small number of businesses have more than one unique paying account with the company. Please disclose the number of businesses with more than one user account. Given that the number of customer accounts is a key business metric for the company, consider including a risk factor that the number of customers does not reflect the number of unique customers.

Results of Operations, page 67

5.   We note your revised disclosures in response to prior comment 10. Please quantify the increases in revenue attributable to sales of additional services to existing customers and sales to new customers, respectively, or advise why such information is not reasonably available. Refer to Section III.D of SEC Interpretive Release 33-6835.

6.   Please clarify whether your Marketing Campaigns service revenue includes any revenue associated with sending emails for your Marketing Campaigns service subscribers. In this regard, we note from your disclosures on page 60 that you consider revenue from your Marketing Campaigns service to include revenue generated from subscriptions by your Marketing Campaigns customers both to store emails contacts and to send emails through your Email API service. Clarify the increase in revenue attributable to your new service, that is, your Marketing Campaigns service, excluding any portion attributable to sales of your Email API services. As part of your response, reconcile the increase of $6.3 million in your revenue from Marketing Campaigns service to the increase of $3 million in revenue from your email marketing services during 2016 compared to 2015.

7.   Please revise your disclosures to quantify the increases in revenue attributable to your Email API services for each period presented.

Notes to Consolidated Financial Statements

(11) Common Stock

(a) Stock Option Plan, page F-26

8.   We continue to evaluate your response to prior comment 16. Please reconcile and explain the difference between the fair value of the underlying common stock at $7.53 per share on June 2, 2017 and the exercise price of $12.00 per share for the stock options you granted in July 2017 as disclosed on pages 115 through 120, where you state the exercise price was equal to the fair market value of your common stock on the date of grant as determined by your board of directors. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement. When available, please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock.

        You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                /s/ Jan Woo

                                                Jan Woo
                                                Legal Branch Chief
                                                Office of Information Technology
                                                and Services

cc: Matthew P. Dubofsky
        Cooley LLP